Exhibit 17.1

TRANSLATION OF LETTER TO BOARD OF DIRECTORS

Kazuo Okada
Ariake Frontier Building Tower A
Tokyo, Tokyo 135-0063 Japan

21 February 2013

Kim Sinatra, Esq.
Wynn Resorts, Limited
3131 Las Vegas Blvd. South
Las Vegas, NV 89109

Dear Ms. Sinatra:

Since the year 2000, Steve Wynn (“Wynn”) has orchestrated a deliberate campaign to deceive me. His actions have betrayed our friendship, the management agreement executed between us, the Shareholders Agreement executed in 2002, and, ultimately, Universal Entertainment.

In 2000, it was originally agreed that Wynn and I would be equal partners. However, Wynn, at his discretion, has schemed to make change after change which not only ignored my intentions as his equal partner, but also were to the detriment of me, his partner. Furthermore, not only did Wynn set up a private enterprise in Macau unbeknownst to me, his partner, and misappropriate funds from Aruze to Macau under the guise of an investment in kind, Wynn has also acquired personal gain and committed acts of betrayal.

Additionally, Wynn maneuvered the Board to turn against me and attempted to unfairly incriminate me by use of the report of Louis J. Freeh, which pretended to be independent, was unfair and contained obvious errors. To start with, I am only a director of Universal Entertainment which is a “Company with Committees” so the Freeh Report could not be further off the mark since they have branded me as being “unsuitable” while ignoring the fact that I myself do not have the right to execute the business of Universal Entertainment.

Universal has continued to run its business very efficiently with investments in the development of the Philippines Project plan amounting to only around 3 million yen per year at most. When compared to the enormous amount that Wynn Resorts Limited (“Wynn Resorts”) has spent on the development of casinos, it should be the inefficient management of Wynn Resorts – including the huge amount spent on Wynn’s use of his private jet and entertainment expenses – that are placed under harsh scrutiny.

For the past two years, Steve Wynn has orchestrated a deliberate campaign to attack my character and damage my reputation. As set forth in documents in the lawsuits between me and Wynn and Wynn Resorts, Wynn has pursued this campaign to eliminate me, his partner, as a rival to his power within the Company and in retaliation for my having asked questions about

TRANSLATION OF LETTER TO BOARD OF DIRECTORS

the propriety of actions the Company has undertaken at Wynn’s direction in Macau. More specifically, Wynn used my legitimate questioning of and eventual opposition to the $135 million donation to the University of Macau Development Fund – a donation which was decided without consulting me, an equal partner, at all and was without any clear objective or reason – as the perfect opportunity to brand me as “unsuitable” by using the Freeh Report which deceptively claims to be “independent”.

The Shareholders Agreement originally executed in 2000 was entered into under the spirit of equality in our relationship. But now, regardless of the fact that the number of directors seconded to Wynn Resorts should be the same under this Agreement, Wynn Resorts has plotted to hold a general meeting of shareholders to try to have me removed as a director. The sheer fact of scheduling this general meeting of shareholders alone clearly violates the Shareholders Agreement.

Additionally, while it appears that Wynn is asserting that Universal’s Philippines Project violates the obligation of “No Competition” under the Shareholders’ Agreement, to start with, the applicability of the No Competition provisions are limited to Las Vegas and Macau only. Thus, there are no grounds whatsoever for asserting that the Philippines Project is in competition with Las Vegas or Macau. Furthermore, the Philippines Project was disclosed to Wynn and Wynn Resorts over three years ago upon which Wynn himself visited the Philippines and said that he would provide his cooperation. Therefore, there are no legal grounds for accusations at this stage that the Philippines Project constitutes competition.

At Wynn’s direction, the Wynn Resorts Board of Directors has continued to disregard my repeated requests that they investigate the Company’s dealings on the Cotai strip in Macau. Despite a specific request by me, the Company has refused to tell me when or even whether it (or a Company committee) will investigate my concerns about the Cotai land concessions obtained by Wynn Resorts. The Board has also taken the position that I may not participate in their discussions of these subjects. Instead, on January 29, 2013, the Company threatened to sue me and my attorneys for not helping them conceal a set of five-year-old documents related to the Company’s Macau dealings from the Company’s shareholders. The documents are simply contracts, none of which are marked confidential or even have confidentiality provisions, between the Company and a mysterious Chinese company whose principal—a man known only as “Ho Ho”— evidently holds a senior position in an organization affiliated with the Chinese government according to media reports in China and the title stated on the business card which is believed to be his. If so, Wynn’s aforementioned series of conduct in relation to the Cotai land concessions could be in violation of the Foreign Corrupt Practices Act which ironically Wynn himself, in his attempts to try to remove me from Wynn Resorts, has asserted to be sufficient grounds to regard as a threat to Wynn Resorts in its maintaining and obtaining of gaming licenses in various locations. Thus, as I have been asserting, his aforementioned acts require further investigation. To my knowledge, the Nevada Gaming Control Board (NGCB) has not concluded any investigation on Wynn and Wynn Resorts regarding the Cotai matter. Additionally, the aforementioned acts regarding the Cotai land and enormous donation by Wynn and Wynn Resorts present sufficient ground for questions as to whether they harm the interests of me and the shareholders and if they violate securities laws. Again, further investigation is required as I have been asserting. Until now, the Wynn Resorts’ Board has denied me any opportunity to ask legitimate questions and has also refused to give me detailed answers in response to my request for an investigation. Thus, I can only conclude that its prejudiced nature together with its dependency on Wynn is conduct nothing short of outrageous.

TRANSLATION OF LETTER TO BOARD OF DIRECTORS

I supported Wynn during some of his darkest days and provided the Company’s predecessor entity with $260 million in critical funding to get off the ground—at a time when no one else wanted to invest in Wynn. We helped Las Vegas reinvent itself. Two years later, I contributed another $120 million to the Company as it pursued its initial foray into Macau. Nevertheless, neither I nor any other Director or shareholder has received any accounting relating to those funds to date. And I contributed yet another $75 million when the Company went public, bringing my overall contributions to $455 million. With my investments, we created the company known as Wynn Resorts and grew it over the last decade into a $12.5 billion gaming and casino powerhouse.

When Wynn needed my money, I was more than good enough for him and the Company. He called me his “partner” and “friend.” In 2004, he testified under oath that he “never dreamed that there would be a man as supportive, as long-term thinking, as selfless in his investment as Mr. Okada.” In 2008, he told the investment community, “I love Kazuo Okada as much as any man that I’ve ever met in my life.” And in April 2011—months after the Wynn Resorts’ Board allegedly developed “concerns” about my suitability (concerns that were never sincerely held by the Board)—the Board re-nominated me to the Board of Directors and advised shareholders to support my candidacy as adding “significant value to [the Company’s] operations” and as “essential to the Company’s strategic vision.”

But, by having involuntarily redeemed my nearly 20 percent stake in the Company, a stake bound by the terms of the Shareholders Agreement, at a staggering 30 percent discount by ignoring said Shareholders Agreement, Wynn is now attempting to have me effectively excluded from all supervision of or participation in Wynn Resorts – a company I co-founded, love dearly and have a deep commitment to its continued success.

However, Wynn’s scheming, including his attempts to exclude me, have been marked by serious fraying around the edges from the start. To start with, the Freeh Report which is the grounds for Wynn Resorts’ removal of me due to being “unsuitable”, was not only prepared carelessly and improperly, but also contains a number of clear errors. Furthermore, the Asahi Shimbun newspaper on December 30, 2012 reported that Philippine regulatory officials have confirmed that neither I nor Universal to which I belong sought favorable treatment from them. Thus, Wynn’s attempts to paint me as an “unsuitable” individual have already failed.

Nevertheless, Wynn continues to engineer a scenario where there is no longer any reason for me to continue to serve on a Board of Directors that at his direction and insistence, undermines me at every turn, seems to act on Mr. Wynn’s every whim, and impedes my ability to serve as an independent voice for Wynn Resorts shareholders. I have also heard that there have been incredible cover ups by Wynn where he, in conspiracy with former employees, manipulated the media and made requests for cooperation in the Philippines.

As described, I no longer believe it is appropriate for me to serve on the Board of Directors that is behaving in a manner that I deeply believe to be unethical, and that has refused my reasonable requests to promptly investigate what appears to me to be misconduct by Steve Wynn, and thus is under the dictatorship of Wynn and fails to fulfill its original function.

TRANSLATION OF LETTER TO BOARD OF DIRECTORS

Therefore, due to the above reasons, I hereby resign from my position as Director of Wynn Resorts effective immediately.

Sincerely yours,

/s/ Kazuo Okada

cc:	Stephen A. Wynn

John J. Hagenbuch

Dr. Ray R. Irani

Robert J. Miller

Kazuo Okada

J. Edward Virtue

Alvin V. Shoemaker

D. Boone Wayson

Elaine P. Wynn

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